Allied Gold Mining Plc
Registered Number 7553802 (UK)

Corporate Office:
Building 23, 2404 Logan Road
Eight Mile Plains, Qld, 4113, Australia
PO Box 4816, Eight Mile Plains, Qld, 4113
Tel +61 7 3252 5911 Fax +61 7 3252 3552

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

28 July 2011

ALLIED GOLD REPORT FOR QUARTER AND HALF YEAR 30 JUNE 2011
155% increase in production quarter-on-quarter
Gold Ridge commissioning remains on track

Allied Gold Mining Plc ("Allied" or "the Company") provides the following summary and overview of its activities for the quarter ended 30 June 2011.

Highlights

Corporate

- Move from the London Stock Exchange's AIM to Main Market on 30 June 2011 – FTSE 250 admission targeted for H2 2011
- Capital raising of US$92 million net of transaction costs to fund Simberi expansion, restructure debt, exploration and working capital
- Frank Terranova appointed CEO and Managing Director; Founding Chairman Mark Caruso moves to a Non-Executive position.
- Year end changed to 31 December.
- Cash at Bank as at 30 June US$83m with interest bearing liabilities of US$58m. No gold hedging.
- Unaudited loss of US$4.6m for the quarter.

Operations

- 155% increase in group production in Q2 2011 (28,344oz) compared to Q1 2011 (12,728oz)
- 25% increase in production for the half year to 30 June 2011 (41,072 oz) compared to the half year to 30 June 2010 (32,847oz)
- At Simberi (PNG) 67% increase in gold production in Q2 2011 (18,131oz) at a gross cash costs of US$822/oz compared to Q1 2011 (10,876oz)
- At Simberi (PNG), 11% decrease in production for the half year to 30 June 2011 (28,998oz) at gross cash costs of US$877/oz compared to the half year to June 2010 (32,847oz)
- At Gold Ridge, first full quarter of production (10,213 oz) and 12,074 ounces for the half year with progressive ramp up throughout calendar 2011.
- Extensive group exploration campaign ($10m - $15m FY 2011 budget) continues at Simberi and Gold Ridge
- Production for CY 2011 on track for approximately 100,000oz ramping up to over 200,000oz in CY 2012

Frank Terranova, Chief Executive Officer and Managing Director of Allied, commented:
"With two operating mines, increasing exploration activity and a robust balance sheet, Allied is now well positioned as an emerging mid tier Pacific Rim gold producer. The next twelve months will see production grow rapidly and our migration to the London Stock Exchange's Main Market marks a new chapter in Allied's growth."

For further information please contact:

Allied Gold Mining Plc (Investor and Media) - Simon Jemison,	+61 418 853 922
RBC Capital Markets (Corporate Brokers) - Stephen Foss / Matthew Coakes / Daniel Conti	+44 (0) 207 653 4000
Buchanan (Financial PR Advisor) - Bobby Morse / Charles O'Brien / Katharine Sutton	+44 (0) 207 466 5000

ABOUT ALLIED GOLD MINING PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company listed on the London Stock Exchange's Main Market (ALD), Toronto Stock Exchange (ALD) and the Australian Securities Exchange (ALD).

It owns 100% of the Simberi gold project, located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG, and has a 100% interest Gold Ridge gold project, located on Guadalcanal Island in the Solomon Islands.

Allied Gold has resources of 8.6Moz inclusive of 3.4Moz of reserves and an extensive exploration programme is underway. The Company is rapidly ramping up production and targeting in excess of 200,000oz in CY 2012.

CHIEF EXECUTIVE OFFICER'S STATEMENT

The quarter to 30 June 2011 has been transformational for Allied. The Company has moved from the London Stock Exchange's AIM to the Main Market and Gold Ridge has completed its maiden quarter of production. I have recently assumed the role of Chief Executive Officer and Managing Director, and I am committed to leading Allied Gold at such an exciting time in its development.

In early April, we raised US$92 million net of transaction costs and had cash at bank of US$83m (as at 30 June). We remain on course to achieve full commercial production at Gold Ridge during the December 2011 quarter and we are fully funded to expand operations at Simberi, restructure our debt and progress our extensive exploration programme. We remain hedge free and well placed to participate in the continuing gold rally.

At Gold Ridge, the Company has embarked on a strategy of treating the initial lower grade material during the commissioning phase until we reach steady state. Therefore it is not until the September 2011 quarter that we will start to see the benefit of higher grades due to the blending of material from the Namachamata pit.

Production has increased by 155% quarter-on-quarter, and Allied is on track to produce approximately 100,000oz in CY 2011, ramping up to in excess of 200,000oz in CY 2012.

Change of Year End

As part of the Company's recent admission to the LSE's Main Market, the Company's annual balance date is 31 December, hence the June quarter is its second quarter results for calendar 2011. To provide greater consistency with reporting by other mining companies listed on the Main Market, the results in this report are presented in United States dollars ("USD") unless stated otherwise.

To ensure ease of transitional analysis, in this reporting period a secondary table has been included to illustrate the period from January 2010 to June 2011.

Group Production

Gold production for the June quarter at a group level was 28,344 ounces. Production for the half year to 30 June 2011 was 41,072 ounces.

Simberi (Papua New Guinea)

Simberi is running steadily at approximately 6,000 ounces a month with the oxide process plant expansion from 2.0 mtpa to 3.5 mtpa remaining a core priority. The conversion from diesel fuel to heavy fuel oil ("HFO") power generation progresses on Simberi given diesel fuel constitutes around 12% of the current cash costs. The move to HFO by H1 2012 is expected to reduce costs by US$30-50/oz. These combined initiatives will increase the production to around 100,000ozpa at reduced costs.

Simberi produced 18,131 ounces for the June quarter at a gross cash cost of US$822/oz and 28,998 ounces for the half year at a gross cash cost US$877/oz. The half year metric takes into account the four weeks of gold production lost in March 2011 relating to plant rectification activities.

Total cost per ounce (that is after inventory adjustments, depreciation and amortization) was US$1,130/oz in June quarter and US$1,213 for the half year.

Production guidance for the September quarter is between 16-18,000 ounces.

Gold Ridge (Solomon Islands)

At Gold Ridge, ramp up continues and Allied Gold expects to be at the life-of-mine rates for processing, grade and recovery by December.

The Company's commissioning strategy includes the treatment of lower grade remnant ore material from the Valehaichichi pit (the first pit opened more than a decade ago.) Therefore it is not until the September 2011 quarter Gold Ridge will start to see the benefit of higher grades due to the blending of material from the Namachamata pit.

Given the June quarter was a commissioning quarter, as previously advised, no cash costs metrics are available and all production costs have been capitalized, net of any revenue that was generated from gold sales. Gold Ridge will commence recognizing revenue and production costs into the income statement effective from 1 July 2011 and will include cash costs metrics from the September 2011 quarter.

Gold Ridge produced 10,213 ounces in the June quarter and 12,074 ounces for the half year. Production in the June quarter was at the lower end of expectations due to the dilutive impacts from ore from the first starter pit. The plant milled 416,694 tonnes for the quarter at a head grade of 1.19 g/t and a recovery of 63.9%.

In the first four weeks (28 days) of July 2011, Gold Ridge has produced in excess of 5,000 ounces at a head grade of 1.78 g/t and recoveries just below 70%.

With plant utilization, grades and recovery improving, Gold Ridge will during the September quarter undertake process and recovery optimization activities including research trials that introduce lead nitrate and/ or additional oxygen capacity into the plant.

Whilst a month by month improvement is expected, the expected average for the September quarter is for gold production of between 15,000-20,000 ounces, based on conservative plant utilization of approximately 75%, a head grade of 1.7 g/t and recoveries of approximately 70%.

By the December quarter, Gold Ridge should enjoy the benefit of higher grades and higher recovery ore associated with its multi pit blending strategies.

Work is progressing on haul road access to Kupers pit. Resettlement housing is due for completion in the December quarter which will result in the entire mine area cleared by the end of the year.

The Company continues to explore collaborative initiatives regarding the acceleration of hydro power generation within the Solomon Islands.

Exploration

At Simberi, exploration focused on resource definition and metallurgical core drilling for the Simberi Sulphide Bankable Feasibility Study, due to be presented in 2012. A new estimate of the mostly sulphide Botlu resource is scheduled to be completed in the September quarter. RC drilling targeted oxide mineralisation between Pigibo and Sorowar.

At Gold Ridge, exploration core drilling commenced in April. Drilling is initially targeting the Charivunga Mineralised Zone, between the Namachamata and Kupers deposits, where previous operators produced significant down hole intercepts in core holes.

The aim of the current programme is to test areas, up-dip from the previous intercepts at sufficient density to allow a resource estimate to be made. Three holes were completed and a fourth was in progress with a total 1,270m drilled in the quarter. Results are awaited for 1,234 samples, submitted for analysis, from the completed holes.

Financials

Allied Gold's unaudited loss for the quarter was US$4.6m. This reflects the June quarter's remaining investment and capitalization of Gold Ridge and the approximate US$4m costs associated with the recent scheme of arrangement and LSE main board listing.

The unaudited loss for the six months to June 2011 was US$3.1 million. For comparison, the previous corresponding six month period to June 2010 was a profit of US$30m which included a one off US$33m profit relating to acquisition adjustments on the acquisition of Australian Solomon Gold.

The Company produced 28,344 ounces in the June quarter and sold 21,281 ounces at an average price of US$1,518 per ounce. As noted previously, as Gold Ridge continued to be in the commissioning stage, revenue from the sale of Gold Ridge production was offset against capitalized production costs.

Cash as at 30 June stood at US$83m with interest bearing liabilities of US$58m. The company has no gold hedging. Repayment of the US$35 million loan with the IFC is expected in November.

Allied has spent approximately $10m on its $32 million expansion of the Simberi plant towards 100,000oz/annum. The balance of the project is expected to be spent over the next six months.

Corporate

In April, the Group raised US$92 million through a private placement. On 30 June 2011, Allied Gold Mining Plc became the holding company of the Allied Gold Limited Group pursuant to a Scheme of Arrangement.

Allied Gold Mining Plc listed on the LSE main Market on 30 June, and the company uses the same ALD ticker code on all three exchanges, The LSE, the Australian Securities Exchange and the Toronto Stock Exchange.

As part of the Scheme of Arrangement in the June quarter, the Group completed a 1 for 6 share consolidation.

As at 30 June 2011 Allied Gold Mining Plc has 199,755,017 shares and 10,172,904 unlisted options. During the quarter, 249,999 unlisted options (adjusted for the 1 for 6 share consolidation) were issued to Sean Harvey as approved at the Extraordinary General Meeting on 6 June 2011. The Company has no warrants on issue.

KEY PRODUCTION STATISTICS

SIMBERI PRODUCTION METRICS QUARTERLY PERFORMANCE (MARCH 2010 to JUNE 2011)

		Mar Q 2010	Jun Q 2010	Sept Q 2010	Dec Q 2010	Jan-Dec 2010	Mar Q 2011	Jun Q 2011	Jan-Jun 2011
Ore	t	439,322	552,420	594,497	655,288	2,241,526	423,513	605,366	1,028,879
Waste	t	186,611	241,258	535,193	528,031	1,491,093	568,001	402,130	970,131
Total Mined	t	625,933	793,678	1,129,690	1,183,319	3,732,619	991,514	1,007,497	1,999,011
Milled	t	439,318	544,317	570,473	583,031	2,137,139	368,791	563,331	932,121
Grade	g/t	1.22	1.19	1.09	1.14	1.16	1.03	1.14	1.10
Recovery	%	85.6%	89.3%	91.3%	88.5%	88.9%	89.4%	87.5%	88.3%
Gold Produced	oz	14,738	18,109	18,206	18,921	69,974	10,867	18,131	28,998
Gold Sold	oz	14,065	16,526	16,935	16,621	64,147	16,034	15,005	31,039
Gold Price USD	oz	1,113	1,150	1,224	1,370	1,218	1,381	1,518	1,447
AUD:USD		0.9037	0.8550	0.9057	0.9917	0.9138	0.9953	1.0637	1.0340
Gold Price AUD	oz	1,231	1,345	1,363	1,382	1,335	1,370	1,427	1,397

SIMBERI COST METRICS QUARTERLY PERFORMANCE (MARCH 2010 to JUNE 2011)

		Mar Q 2010	Jun Q 2010	Sept Q 2010	Dec Q 2010	Jan-Dec 2010	Mar Q 2011	Jun Q 2011	Jan-June 2011
Mining	US$/oz	179	128	146	196	162	283	214	240
Milling	US$/oz	334	346	310	366	339	504	379	426
Administration	US$/oz	134	166	168	196	168	359	253	293
Inventory	US$/oz	78	(53)	5	(138)	(33)	(176)	(24)	(81)
Gross Cash Cost - (C1)	US$/oz	**725**	**586**	**629**	**621**	**636**	**969**	**822**	**877**
Royalties	US$/oz	24	24	26	27	25	45	28	34
Refining & Transport	US$/oz	5	4	5	4	4	6	10	8
Net Cash Cost	US$/oz	**754**	**614**	**660**	**652**	**666**	**1,020**	**860**	**920**
Depreciation & Amortization	US$/oz	195	179	196	211	195	332	270	293
Total Cost USD	US$/oz	**949**	**793**	**856**	**863**	**861**	**1,353**	**1,130**	**1,213**
AUD/USD		0.9037	0.8550	0.9057	0.9917	0.9138	0.9953	1.0637	1.0340
Total Costs AUD	A$/oz	1,050	928	945	870	942	1,359	1,062	1,173

GOLD RIDGE PRODUCTION METRICS QUARTERLY PERFORMANCE (MARCH 2010 to June 2011)

		Mar Q 2010	Jun Q 2010	Sept Q 2010	Dec Q 2010	Jan-Dec 2010	Mar Q 2011	Jun Q 2011	Jan-Jun 2011
Ore	t	-	-	-	80,628	**80,628**	166,737	293,584	**460,321**
Waste	t	-	-	128,957	341,183	**470,140**	586,784	1,069,133	**1,655,917**
Total Mined	t	-	-	128,957	421,811	**550,768**	753,521	1,362,717	**2,116,238**
Milled	t	-	-	-	-	-	54,982	416,694	**471,676**
Grade	g/t	-	-	-	-	-	1.32	1.19	**1.21**
Recovery	%	-	-	-	-	-	69.8%	63.9%	**64.6%**
Gold Produced	oz	-	-	-	-	-	1,861	10,213	**12,074**

GOLD RIDGE COST METRICS QUARTERLY PERFORMANCE (MARCH 2010 to June 2011)*

		Mar Q 2010	Jun Q 2010	Sept Q 2010	Dec Q 2010	Jan-Dec 2010	Mar Q 2011	Jun Q 2011	Jan-June 2011
Mining	US$/oz	-	-	-	-	-	-	-	-
Milling	US$/oz	-	-	-	-	-	-	-	-
Administration	US$/oz	-	-	-	-	-	-	-	-
Inventory	US$/oz	-	-	-	-	-	-	-	-
Gross Cash Cost - (C1)	US$/oz	-	-	-	-	-	-	-	-
Royalties	US$/oz	-	-	-	-	-	-	-	-
Refining & Transport	US$/oz	-	-	-	-	-	-	-	-
Net Cash Cost	US$/oz	-	-	-	-	-	-	-	-
Depreciation & Amortization	US$/oz	-	-	-	-	-	-	-	-
Total Cost USD	US$/oz	-	-	-	-	-	-	-	-
Total Costs AUD	A$/oz	-	-	-	-	-	-	-	-

*no cash costs metrics are available and all production costs to date have been capitalized, net of any revenue generated from the sale of gold.

ALLIED GOLD MINING GROUP – KEY QUARTERLY FINANCIAL STATISTICS

		Mar Q 2010	Jun Q 2010	Sept Q 2010	Dec Q 2010	Jan -Dec 2010	Mar Q 2011	Jun Q 2011	Jan -Jun 2011
Sales Revenue	US$m	13.4	16.7	18.2	20.6	69.0	21.9	22.8	44.7
Gross Margin	US$m	2.3	(0.2)	3.5	4.4	10.0	5.1	2.2	7.3
Corporate Expenses	US$m	(3.2)	(2.8)	(2.3)	(2.4)	(10.7)	(3.7)	(5.1)	(8.8)
Share based remuneration	US$m	0.0	(0.0)	0.0	1.2	1.2	0.0	(0.1)	(0.1)
Foreign Exchange	US$m	(1.7)	2.5	(0.4)	0.9	1.3	0.8	(1.1)	(0.3)
Other Expenses/income	US$m	0.2	34.2	0.5	4.2	39.1	0.1	0.4	0.5
Financial Expenses	US$m	(0.7)	(2.8)	(0.3)	(0.1)	(4.1)	(0.8)	(0.9)	(1.6)
Profit/(loss) period	US$m	**(3.1)**	**30.9**	**1.0**	**8.2**	**37.0**	**1.5**	**(4.6)**	**(3.1)**
Income / (loss) per share*	US$ cents	(1.79)	17.80	0.54	4.76	22.15	0.90	(2.60)	(1.55)
Income / (loss) per share (diluted)*	US$ cents	(1.79)	17.75	0.54	4.70	21.99	0.84	(2.60)	(1.55)
Cashflow from operations	US$m	(15.2)	4.5	4.9	2.4	(3.4)	6.8	7.0	13.7
Cashflow from investing activities	US$m	(32.2)	(18.5)	(50.3)	(47.4)	(148.3)	(22.9)	(35.1)	(58.0)
Cashflow from financing activities	US$m	(1.6)	(0.5)	33.7	9.2	40.7	(2.6)	94.4	91.8
Net Cash Flow	US$m	**(49.0)**	**(14.5)**	**(11.8)**	**(35.8)**	**(111.0)**	**(18.7)**	**66.2**	**47.5**
Cash at bank	US$m	94.4	73.1	65.3	36.2	36.2	16.2	83.1	83.1
Interest bearing liabilities	US$m	6.3	5.3	37.4	53.9	53.9	53.8	58.0	58.0

*adjusted for 1 for 6 share consolidation which was undertaken in the June 2011 quarter as part of the Scheme of Arrangement.

Forward-Looking Statements
This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located. Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy
This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

Competent Person
The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.